EXHIBIT 99.1
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[PUBLICIS GROUPE S.A. LOGO]
PRESS RELEASE

CONTACTS AT PUBLICIS GROUPE SA:

PIERRE BENAICH, INVESTOR RELATIONS                       +33 1 4443 6500
EVE MAGNANT, CORPORATE COMMUNICATIONS                    +33 1 4443 7025

                             PUBLICIS GROUPE REPORTS
                SIGNIFICANT INCREASES IN RESULTS ACROSS THE BOARD
                          DURING THE FIRST HALF OF 2003

Paris,  September 9, 2003 - PUBLICIS  GROUPE SA (Euronext  Paris:  13057 / NYSE:
PUB) ANNOUNCED TODAY EXCELLENT RESULTS ACROSS THE BOARD FOR THE FIRST HALF OF 2003.

o REVENUES: +59%. This includes consolidation of the former group Bcom3 Group, acquired in September, 2002.

o ORGANIC GROWTH: +0.2%, which picked up in pace to reach +1.6% in the second quarter.

o OPERATING MARGIN: +40 BASIS POINTS (operating income/revenues) before amortization of intangibles. This represents an increase in margin of 13.3% in the first half of this year, compared to 12.9% in the first half of 2002.

o NET PROFIT: +49% (before amortization of goodwill) to reach 112 million euros at June 30, 2003, compared to 75 million euros at June 30, 2002.

o NET EARNINGS PER SHARE: +16% (before amortization of goodwill), at 0.69 euro per share.

o    RECORD NET NEW BUSINESS: 1.9 billion euros (2.1 billion US$).


MAURICE LEVY, CHAIRMAN AND CEO OF PUBLICIS GROUPE SA, SAID:

"THE FIRST HALF YEAR OF ACTIVITY FOLLOWING THE INTEGRATION OF BCOM3 HAS FIRST AND FOREMOST DEMONSTRATED THAT OUR STRATEGY AND ITS IMPLEMENTATION HAVE SUCCEEDED IN ESTABLISHING PUBLICIS GROUPE AS A RECOGNIZED PLAYER AMONG THE TOP TIER OF OUR GLOBAL INDUSTRY. THANKS TO THE WORK OF ALL OF OUR TEAMS, WHICH HAS BEEN A REAL MODEL OF ITS KIND, THE INTEGRATION OF BCOM3 UNDOUBTEDLY WILL BE SEEN AS EQUALLY SUCCESSFUL AS SAATCHI & SAATCHI'S INTEGRATION INTO PUBLICIS GROUPE.

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"I SHOULD NOTE THAT THE FIRST CLEAR SIGNS OF THESE  SUCCESSES CAN BE SEEN IN THE
IMPROVEMENT OF OUR MARGINS AND BY A RECORD VOLUME OF NET NEW BUSINESS.

"BARRING UNFORESEEN CIRCUMSTANCES, WE SHOULD BE ABLE TO ACHIEVE 15 PER CENT OPERATING MARGIN DURING THE SECOND HALF OF 2003. OUR OBJECTIVES WILL THEN BE TO CONSOLIDATE THIS LEVEL FOR THE ENTIRE YEAR OF 2004. I HAVE TOTAL CONFIDENCE IN THE ABILITY OF OUR TEAMS TO GET THERE. WE ARE ALSO WORKING ACTIVELY ON CASH MANAGEMENT AND ON OUR BALANCE SHEET. THAT IS A PRIORITY THAT WE HAVE SET FOR OURSELVES FOLLOWING THE IMPORTANT RESOURCES USED FOR THE INTEGRATION OF BCOM3.

"FINALLY, WE NEVER LOSE SIGHT THAT OUR SUCCESS CONTINUES TO DEPEND ON OUR CAPACITY TO IMPROVE CONSTANTLY THE QUALITY OF CLIENT SERVICE, INCLUDING THE VALUE OF THE STRATEGIC INSIGHT AND CREATIVITY WE BRING THEM TO IMPROVE THEIR COMPETITIVENESS. THAT IS HOW WE WILL EVEN BETTER ASSURE OUR CONTINUED GROWTH".

THE FOLLOWING TABLE OF RESULTS REFLECTS NOT ONLY THE POSITIVE IMPACT OF THE SUCCESSFUL INTEGRATION OF BCOM3, BUT ALSO THE BENEFITS OF THE STRATEGY THAT HAS BEEN IMPLEMENTED OVER THE PAST THREE YEARS. THIS INCLUDES OUR UNIQUE APPROACH OF HOLISTIC COMMUNICATIONS, THE RESTRUCTURING UNDERTAKEN SINCE THE START OF THE GLOBAL ADVERTISING RECESSION, THE SUCCESSFUL INTEGRATION OF SAATCHI & SAATCHI, AND LOWER FINANCING COSTS, FOLLOWING REFINANCING OPERATIONS AT END-2001 AND IN 2002.

THE GROUPE, AT THE SAME TIME, HAS CONTINUED ITS DEVELOPMENT, POWERED BY CREATIVITY RECOGNIZED BY NUMEROUS AWARDS AND WHICH TRANSLATED INTO A RECORD VOLUME OF NET GLOBAL NEW BUSINESS IN THE FIRST HALF OF THE YEAR.

FINALLY, THE MERGER OF PUBLICIS GROUPE SA WITH SOMAREL, MLMS AND MLMS2 WAS CARRIED THROUGH ACCORDING TO THE AGREEMENTS OF 1998, REPLACING THE CONTROLLING HOLDING COMPANY WITH A SIMPLIFIED CAPITAL STRUCTURE FOR THE GROUPE.

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The Publicis Groupe SA "Conseil de  Surveillance",  chaired by Madame  Elisabeth
Badinter, met Tuesday, September 9, to approve the accounts and management report for the first half of 2003, presented by Maurice Levy, Chairman & CEO ("President of the Directoire").

KEY FIGURES (IN EUROS):

---------------------------------------------------------------------------
                    1st Half 2002     1st Half 2003      % increase
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Billings            9.7 billion       15.3 BILLION       +58%
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Revenues            1.18 billion      1.87 BILLION       +59% (+0.2%
                                                         organic)
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EBITDA              194 million       314 million        +62%
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EBIT before         152 million       249 million        +64%
amortization of
intangibles

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Net profit BEFORE    75 million       112 million        +49%
amortization of
goodwill

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Net profit AFTER    55 million        65 million         +18%
amortization of
goodwill

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---------------------------------------------------------------------------
Net earnings per    0.60              0.69               +16%
share, before
amortization of
goodwill

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---------------------------------------------------------------------------
Cash flow from      140 million       205 million        +46%
operations

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o    BCOM3: A MODEL OF INTEGRATION

During the first half of 2003, the Groupe focused on successfully integrating Bcom3. The challenge was to manage a process involving 17,000 people from Bcom3 in the context of the largest acquisition ever attempted in our industry. This included the successful redistribution of resources from D'Arcy into the major networks of the Groupe: Publicis Worldwide, Saatchi & Saatchi and Leo Burnett.

The success can be measured in three ways:

1. The risk of client losses and key people was managed with the lowest level ever registered in the context of mergers in our industry.

2. The restructurings and reorganizations undertaken in this process led to an initial and significant improvement in operating margins for the Publicis Groupe SA.

3. The percentage of Publicis shares sold following the end of lock-up periods by former Bcom3 shareholders was much lower than the market anticipated.

o    NEW  BUSINESS:  NEARLY 1.9 BILLION EUROS ($2.1 BILLION OF NET NEW BUSINESS)

In the first half of the year, Publicis Groupe SA won 1.87 billion euros of net new business. This new business should make itself felt on the revenues of the Groupe starting in the fourth quarter of 2003 and, especially, throughout 2004.

o    RECOGNIZED CREATIVITY: PUBLICIS GROUPE SA RANKED NUMBER TWO AT CANNES

Saatchi & Saatchi and Leo Burnett were once again ranked in the very top this year at the International Advertising Film Festival at Cannes, making Publicis Groupe second in the worldwide rankings at the competition. This is only one of the ways in which the Groupe's creative excellence is being recognized.

o    ACQUISITIONS: AN EXTREMELY SELECTIVE STRATEGY

There were no acquisitions by the Publicis Groupe during the first half of 2003. This reflected the Groupe's focus on successful integration of Bcom3 and on maximizing financial resources. Investments in this area were made to buy out minority interests of subsidiaries or the payment of earn-outs. The only significant transaction was the signature of an agreement for the acquisition of minority interests in Starcom Motive, the media counsel and buying group in the UK.

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During  August,  the Groupe  also  exercised  an option to  purchase  the 25% of
ZenithOptimedia held by the Cordiant Group, following its change of shareholder. This transaction represented an investment of 75 million pounds sterling (107 million euros). In the two cases, Publicis Groupe SA strengthened its position as global leader in the significant and growing sector of media buying.

o    OPTIMIZING THE FINANCIAL STRUCTURE: ISSUANCE OF AN OCEANE

Publicis Groupe SA offered successfully in July a debt instrument that is convertible into or exchangeable for new or existing Publicis shares for a total amount of 672 million euros. This issue allowed Publicis Groupe SA to reduce once again its financing costs by profiting from more advantageous interest rates (0.75% annually), while preparing for a future improvement in its debt-to-equity ratio.

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                                       *

PUBLICIS GROUPE SA (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group (AdAge ranking April 2003), as well as world leader in media counsel and buying (RECMA ranking January 2003). Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks : Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA COUNSEL AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com
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                                   APPENDIX #1

                         NEW BUSINESS WON DURING 1Q 2003

PUBLICIS WORLDWIDE : Cadbury (chocolate confectionary) in several countries; Carrefour in China and in Japan; Wyeth in Austria; Allianz in the Czech Republic; Renault/YuLoon and Hey Song (drinks) in Taiwan; National Commercial Bank in Saudi Arabia; INPEV in Brazil and Airbus in Japan.

SAATCHI & Saatchi Worldwide : Wyeth in the U.S.; significant account extensions for Toyota/Lexus in the U.S. and in Europe; The Royal Bank of Scotland and e-Bookers in the U.K.; Enel in Italy; Dutch National Lottery in the Netherlands; and an extension of the European account for the Greek National Tourist Office.

LEO BURNETT WORLDWIDE: Gateway Computers' global account; Affinity in Europe; Visa International in Latin America; China Resources Group in China; Vitasoy in Hong Kong; IDBI Principal in India; Bardahl and Walmart/Suburbia in Mexico; Plasmon in Italy.

Other group advertising network new business gains:
o    Bahamas Ministry of Tourism by Fallon Worldwide,
o    Ruby Tuesday by Kaplan Thaler Group.

ZENITHOPTIMEDIA (media counsel and buying): Toyota Scion in the U.S.; Wyeth's global account; Indonesian Tourist Office and Focus in Germany; Sony in Asia and PZU insurance in Poland.

STARCOM MEDIAVEST GROUP (media counsel and buying): Visa International and BellSouth across Latin America; Italtel, Bracco and Plasmon in Italy; HFC Bank and Admiral Insurance in the U.K. and Red Bull in Thailand.

SAMS (specialized agencies and marketing services):
o    Berlex/Campath,   The  Diabetes  Consortium  and  Bertek/Asimia  by  Nelson
     Communications.
o    Watson   Pharmaceuticals/Oxytrol,   AstraZeneca/Rhinocort,   Pulmicort  and
     Symbicort by the Medicus Group,
o    Pfizer/Aricept - Pfizer/Pharmacia/Xalatan by Manning, Selvage & Lee.



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                                   APPENDIX #2

                         NEW BUSINESS WON DURING 2Q 2003

PUBLICIS WORLDWIDE: Allied Domecq (spirits) worldwide, AT&T in Canada, BellSouth in Latin America, Eurotunnel in the UK, Netclub in France, Kawasaki Motors and UWV in the Netherlands, MAN Trucks in Germany and Loteria del Estado in Spain.

SAATCHI & SAATCHI WORLDWIDE: Westpac Bank in Australia, Taiwan Tourism Office worldwide, the Greek Olympic Committee, Next Media in Taiwan, China Light & Power in Hong Kong, Boehringer/Ducolax OTC in Italy and PDLT Hype in the Philippines.

LEO BURNETT WORLDWIDE: ConAgra/Healthy Choice in the US, HP Bulmer in the UK, Virgin Credit Card in Australia, TM Net in Malaysia, India Oil Corporation in India and Globus in Switzerland.

ZENITHOPTIMEDIA (media buying and consultancy): Miramax, Leapfrog and Western Wireless in the US, Procter & Gamble in the UK, Spain and Portugal, COI Visit Britain in the UK, and Telekom Malaysia in Malaysia.

STARCOM MEDIAVEST GROUP (media buying and consultancy): Gateway Computers, DirectTV and Heinz Frozen Foods in the US, FlyBe, Bradford & Bingley in the UK, the South African Post Office in South Africa and TetraPak in Italy.

SPECIALIZED AGENCIES AND MARKETING SERVICES (SAMS)

o    BMS/Pravachol,  Johnson & Johnson/Ethicon/Sedation,  GSK/Ez Tab and Clobex,
     won  by   Nelson   Communications   (US)

o    Yamanouchi/Vesicare    (US),   CSL/Bioplasma    (Australia),    Johnson   &
     Johnson/Janssen/Duragesic (US), GSK/Augmentin (Japan), Sankyo/Benicar and Livalo (Japan) gained by Medicus Group.

o    Extension of business with Inamed, Pfizer and GSK won by Manning, Selvage &
     Lee.


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